Exhibit 99.2

NEWS RELEASE

Management’s Discussion and Analysis

For the Period Ended March 31, 2021

This Management Discussion and Analysis (“MD&A”) has been prepared as of May 10, 2021 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three months ended March 31, 2021 in comparison with the corresponding period ended March 31, 2020. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2021 prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2020 and 2019, the related MD&A and the Annual Information Form for the year ended December 31, 2020 (the “2020 Annual Information Form”). The Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2021, the 2020 Annual Report and the 2020 Annual Information Form are available at www.centerragold.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) www.sec.gov/edgar. In addition, this discussion contains forward looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. See “Caution Regarding Forward-Looking Information” in this discussion. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a non-GAAP term which is discussed under “Non-GAAP Measures” and reconciled to the most directly comparable GAAP measure.

Caution Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding 2021 Guidance, including guidance on production, cost and capital spend in 2021, and the assumptions used in preparing; the impact, if any, of the Kyrgyz State Commission, new and proposed Kyrgyz legislation which appears to provide a means of temporary or permanent nationalization of the Kumtor Mine, other Kyrgyz Republic developments to date

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including the tax claims and requests to re-audit initiated by Kyrgyz Republic State Tax Services, the citizens claim commenced in Kyrgyz courts claiming for damage caused by the historical practice of placing waste rock on glaciers, and criminal investigations commenced or re-opened by the Kyrgyz Republic authorities; pursuit of the Company’s claims against the Kyrgyz Republic in international arbitration; planned exploration in 2021; possible impacts to its operations relating to COVID-19; the Company’s expectations regarding having sufficient liquidity for 2021; the Company’s expectation regarding having sufficient water at the Mount Milligan mine in the medium term, and its plans for a long term solution; expectations regarding the receipt of a forestry permit for the Öksüt mine and plans to access the Güneytepe deposit in 2022; and expectations regarding litigation involving the Company.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in the Kyrgyz Republic, Turkey and Canada; the failure of the Kyrgyz Republic Government to comply with its continuing obligations under the Strategic Agreement, including the requirement that it comply at all times with its obligations under the Kumtor Project Agreements, allow for the continued operation of the Kumtor mine by KGC and KOC and not take any expropriation action against the Kumtor mine including through imposition of external management appointed by the Kyrgyz Republic Government; actions by the Kyrgyz Republic Government or any state agency or the General Prosecutor's Office that serve to restrict or otherwise interfere with the payment of funds by KGC and KOC to Centerra; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates or its current or former employees, including the interaction of claims of harm to the environment or human health with a new Kyrgyz Republic law that could enable imposition of external management on the Kumtor Mine by the Kyrgyz Republic Government; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company, including the potential failure to negotiate a mutually acceptable outcome of disputes relating to the Kumtor Mine; risks that an arbitrator will reject the Company’s claims against the Kyrgyz Republic or that such claims may not be practically enforceable against the Kyrgyz Republic; the impact of the delay by relevant government agencies to provide required approvals, expertise and permits; potential impact on the Kumtor mine of investigations by Kyrgyz Republic instrumentalities; the impact of constitutional changes in the Kyrgyz Republic and/or Turkey; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; risks related to anti-corruption legislation; risks related to the concentration of assets in Central Asia; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices, the use of provisionally-priced sales contracts for production at the Mount Milligan mine, reliance on a few key customers for the gold-copper concentrate at the Mount Milligan mine, use of commodity derivatives, the imprecision of the Company’s mineral reserves and resources estimates and the

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assumptions they rely on, the accuracy of the Company’s production and cost estimates, the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries, the Company’s ability to obtain future financing, the impact of global financial conditions, the impact of currency fluctuations, the effect of market conditions on the Company’s short-term investments, the Company’s ability to make payments including any payments of principal and interest on the Company’s debt facilities depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the stability of the pit walls at our operations, the movement of the Davidov Glacier, waste and ice movement and continued performance of the buttress at the Kumtor mine; the occurrence of further ground movements at the Kumtor mine and mechanical availability; the risk of having sufficient water to continue operations at the Mount Milligan mine and achieve expected mill throughput; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational risks; mechanical breakdowns; the Company’s ability to replace its mineral reserves; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully re-negotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; seismic activity in the vicinity of the Company’s properties; long lead times required for equipment and supplies given the remote location of some of the Company’s operating properties; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com and EDGAR www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of May 10, 2021. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

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TABLE OF CONTENTS

Overview	5
Consolidated Financial and Operational Highlights	6
Overview of Consolidated Results	7
Outlook	8
Financial Performance	12
Balance Sheet Review	13
Market Conditions	14
Financial Instruments	16
Operating Mines and Facilities	17
Pre-Development Projects	26
Quarterly Results – Previous Eight Quarters	27
Related party transactions	28
Contingencies	28
Accounting Estimates, Policies and Changes	32
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	33
Non-GAAP Measures	33
Qualified Person & QA/QC – Non-Exploration (including Production information)	39

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Overview

Centerra is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties worldwide and is one of the largest Western-based gold producers in Central Asia. Centerra’s principal operations are the Kumtor Gold mine located in the Kyrgyz Republic, the Mount Milligan Gold-Copper mine located in British Columbia, Canada, and the Öksüt Gold mine located in Turkey. The Company has one property in Canada in the pre-development stage, the Kemess Underground Gold Property. The Company sold its interest in the Greenstone Gold Mines Partnership, which included its interest in the Hardrock deposit, effective January 19, 2021. The Company owns exploration properties in Canada, the United States of America and Turkey and has options to acquire exploration joint venture properties in Canada, Finland, Turkey, and the United States of America. The Company owns various assets within its Molybdenum Business Unit, particularly the Langeloth metallurgical processing facility in Pennsylvania, United States of America and two primary molybdenum mines currently on care and maintenance, the Thompson Creek Mine in Idaho, United States of America, and the Endako Mine (75% ownership) in British Columbia, Canada.

As of March 31, 2021, Centerra’s significant subsidiaries are as follows:

		Current	Property
Entity	Property - Location	Status	Ownership
Kumtor Gold Company (“KGC”)	Kumtor Mine - Kyrgyz Republic	Operation	100%
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
Öksüt Madencilik A.S. (“OMAS”)	Öksüt Mine - Turkey	Operation	100%
Langeloth Metallurgical Company LLC	Langeloth - United States	Operation	100%
AuRico Metals Inc.	Kemess Underground Project - Canada	Pre-development	100%
Thompson Creek Mining Co.	Thompson Creek Mine - United States	Care and Maintenance	100%
Thompson Creek Metals Company Inc.	Endako Mine - Canada	Care and Maintenance	75%

The Company’s common shares are listed on the Toronto Stock Exchange and trade under the symbol CG and, effective April 15, 2021, on the New York Stock Exchange and trade under the symbol CGAU.

As of May 10, 2021, there are 296,696,357 common shares issued and outstanding, options to acquire 3,551,054 common shares outstanding under its stock option plan and 1,034,191 units outstanding under its restricted share unit plan (exercisable on a 1:1 basis for common shares).

The Company reports the results of its operations in U.S. dollars, however not all of its costs are incurred in U.S. dollars. As such, the movement in exchange rates between the currencies in which the Company incurs costs and the U.S. dollar impacts the reported costs of the Company.

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Consolidated Financial and Operational Highlights

Unaudited ($ millions, except as noted)	Three months ended March 31
Financial Highlights	2021	2020	% Change
Revenue	$401.9	$378.8	6%
Production costs	169.7	169.4	0%
Standby costs	-	6.8	(100%)
Depreciation, depletion, and amortization	72.9	73.0	(0%)
Earnings from mine operations	$159.3	$129.6	23%
Net earnings	$167.4	$20.0	737%
Adjusted net earnings(1)	$84.2	$46.4	81%
Cash provided by operations	153.1	121.1	26%
Cash provided by operations before changes in working capital	183.4	143.3	28%
Free cash flow(1)	72.1	77.0	(6%)
Sustaining capital expenditures(2)	20.8	14.5	44%
Non-sustaining capital expenditures(2)(3)	22.2	13.4	66%
Capitalized stripping(2)	41.7	40.0	4%
Total assets	3,327.7	2,792.9	19%
Long-term debt and lease obligations	13.7	150.6	(91%)
Cash, and cash equivalents	823.2	193.9	325%
Per Share Data
Earnings per common share - $/share basic (4)	$0.57	$0.07	714%
Adjusted net earnings per common share - $/share basic (1)(4)	$0.28	$0.16	75%
Per Ounce Data (except as noted)
Average gold spot price ($/oz)(5)	1,797	1,582	14%
Average realized gold price ($/oz )(1)(6)	1,627	1,487	9%
Average copper spot price ($/lb)(5)	3.86	2.57	50%
Average realized copper price ($/lb )(1)(6)	2.72	1.61	69%
Operating Highlights
Gold produced (oz)	160,346	190,474	(16%)
Gold sold (oz)	180,519	203,258	(11%)
Copper produced (000's lb)	18,609	20,072	(7%)
Copper sold (000's lb)	22,783	20,423	12%
Unit Costs
Gold production costs ($/oz)	$561	$437	28%
All-in sustaining costs on a by-product basis ($/oz)(1)(6)	$745	$718	4%
All-in costs on a by-product basis ($ /oz)(1)(6)	$1,073	$1,024	5%
Gold - All-in sustaining costs on a co-product basis($/oz)(1)	$876	$676	30%
Copper production costs ($/lb)	$1.42	$1.37	4%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)	$1.68	$1.52	11%
(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Capital expenditures are presented as spent and accrued. Capitalized stripping includes non-cash of $6.8 million in the first quarter of 2021 (2020: $10 million).
(3)	Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures included costs related to the mine expansion at Kumtor and construction costs at the Öksüt mine.
(4)	At March 31 2021, the Company had 296,511,550 common shares issued and outstanding.
(5)	Average for the period as reported by the London Bullion Market Association (US dollar Gold P.M. Fix Rate) and London Metal Exchange (LME).
(6)	Includes the impact of reduced metal prices resulting from the Mount Milligan Streaming Arrangement, and the impact of copper hedges.

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Overview of Consolidated Results

First Quarter 2021 compared to First Quarter 2020

Net earnings of $167.4 million were recognized in the first quarter of 2021, compared to net earnings of $20 million in the first quarter of 2020. The increase in net earnings was due to the increase in ounces of gold sold at the Öksüt and Mount Milligan mines, a 9% higher average realized gold price, and a 69% higher average realized copper price, compared to the same prior year period, as well as a gain of $72.3 million in the current quarter, on the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership, partially offset by less gold ounces sold at the Kumtor mine.

Adjusted net earningsNG in the first quarter of 2021 was $84.2 million after adjusting for the $72.3 million gain on the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership and the $10.9 million gain resulting from the reduction in the reclamation liability due to favourable discount rate movements. Adjusted net earningsNG in the first quarter of 2020 was $46.4 million, after adjusting for the $26.4 million charge resulting from the increase in the reclamation liability due to unfavourable discount rate movements.

Cash provided by operations was $153.1 million in the first quarter of 2021, compared to $121.1 million in the first quarter of 2020. The increase in cash provided by operations was due to increased earnings from mine operations at the Öksüt mine which recorded a full quarter of operations and the Mount Milligan mine which recognized its highest quarterly cash from mine operations since it commenced production. The comparative first quarter of 2020 included the receipt of a tax refund of $11.4 million collected at the molybdenum business unit.

Free cash flowNG of $72.1 million was recognized in the first quarter of 2021, compared to $77 million in the first quarter of 2020. The decrease in free cash flowNG was due to higher capital expenditures including the purchase of haul trucks for the life of mine extension at the Kumtor mine and major planned equipment rebuilds at the Mount Milligan mine, partially offset by higher cash provided by operations.

Safety and Environment

During the first quarter of 2021, the Kumtor mine achieved one-year lost time injury free, and the Endako mine achieved six years reportable injury free. In addition, Centerra experienced zero reportable injuries and zero significant incidents Company-wide in the month of March 2021.

There were four reportable injuries company-wide in the first quarter of 2021, including one lost time injury, two medical aid injuries and one restricted work injury.

Centerra has implemented a number of proactive measures to prevent infection and reduce the spread of COVID-19 for the health and safety of its employees, contractors, communities and other stakeholders.

There were no reportable incidents to the environment in the first quarter of 2021.

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Outlook

The Company notes that there is a great deal of uncertainty regarding future production and operations at the Kumtor Mine due to recent legislative changes in the Kyrgyz Republic, public rhetoric regarding nationalization, and tax and legal claims and investigations relating to the Kumtor Mine.  Accordingly, the following 2021 guidance and previously disclosed 3-year outlook should be viewed with caution and may be materially different as a result of the foregoing and similar matters.  For further information, please refer to “Caution Regarding Forward-Looking Information” and “Contingencies”.

2021 Production Guidance

Centerra’s 2021 consolidated gold production guidance remains unchanged and is expected to be between 740,000 to 820,000 ounces. Production from the Kumtor, Mount Milligan and Öksüt mines is expected to be weighted to the second half of the year, representing up to 60% of 2021 annual gold production. Öksüt’s second quarter production volumes are expected to represent 15% of its 2021 annual gold production due to the sequencing of lower-grade ore onto the leach pad, with meaningfully higher-grade ore stacking expected in the second half of the year.

Centerra’s 2021 production forecast is unchanged from previous guidance and is as follows:

	Units	Kumtor	Mount Milligan(1)	Öksüt	Centerra Consolidated
Gold
Unstreamed Gold Production	(Kozs)	470-510	117-130	90-110	677-750
Streamed Gold Production(1)	(Kozs)	-	63-70	-	63-70
Total Gold Production(2)	(Kozs)	470-510	180-200	90-110	740-820

Copper
Unstreamed Copper Production	(Mlb)	-	57-65	-	57-65
Streamed Copper Production(1)	(Mlb)	-	13-15	-	13-15
Total Copper Production(3)	(Mlb)	-	70-80	-	70-80
(1)	The Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively, from the Mount Milligan mine. Under the Mount Milligan Streaming Arrangement, Royal Gold will pay $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.
(2)	Gold production assumes recoveries of 81.9% at Kumtor, 63.9% at Mount Milligan and approximately 75% at Öksüt.
(3)	Copper production assumes 78.8% recovery for copper at Mount Milligan.

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2021 Sales, All-in Sustaining and All-in Unit Costs GuidanceNG

Centerra’s 2021 sales and cost metrics are unchanged from the previous guidance and are as follows:

	Units	Kumtor	Mount Milligan	Öksüt	Centerra Consolidated(2)
Ounces of gold sold	(Kozs)	470 - 510	180 - 200	90 - 110	740 - 820
Gold production costs	($/oz)	400 - 450	650 -700	500 - 550	475 - 525
All-in sustaining costs on a by-product basis(1)	($/oz)	950 - 1,000	530 - 580	730 - 780	850 - 900
Revenue-based taxes	($/oz)	250 - 255	-	-	160 - 165
All-in sustaining costs on a by-product basis, including revenue-based taxes (1), (2), (3)	($/oz)	1,200 - 1,255	530 - 580	730 - 780	1,010 - 1,065
All-in costs on a by-product basis(1),(2),(3)	($/oz)	1,365 - 1,420	590 - 640	790 - 840	1,175 - 1,230
Gold - All-in sustaining costs on a co-product basis(1),(2)	($/oz)	950 - 1,000	910 - 1,025	730 - 780	950 - 1,055
Copper production costs	($/lb)	-	1.30-1.45	-	1.30-1.45
Copper - All-in sustaining costs on a co-product basis (1),(2)	($/lb)	-	1.75-1.95	-	1.75-1.95
(1)	All-in sustaining costs and all-in costs on a by-product and co-product basis are non-GAAP measures and are discussed under “Non-GAAP Measures”. Gold production cost per ounce is different from the all-in sustaining costs on a by-product basis measure and is considered the nearest GAAP measure.
(2)	Mount Milligan production and ounces sold are on a 100% basis (the Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively). Unit costs and consolidated unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs and all-in sustaining costs including revenue-based taxes. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions, subject to metal content, levied by smelters.
(3)	Includes revenue-based taxes at Kumtor.

2021 Taxes

In April 2021, the Government of Turkey enacted a corporate tax rate increase from 20% to 25% for 2021.  As a result of the tax benefits available under the Company’s Investment Incentive Certificate, income tax in 2021 for the Öksüt mine is expected to be unchanged from previous guidance of between $1 to $2 million.

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2021 Sensitivities

Centerra’s revenues, earnings, and cash flows for 2021 are sensitive to changes in certain key inputs or currencies. The Company has estimated the impact of any such changes on revenues, net earnings, and cash flows for the remaining nine months of 2021 as follows:

		Impact on ($ millions)					Impact on ($ per ounce sold)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	Net Earnings (after tax)	AISC(2)(3) on by-product basis
Gold price	$50/oz	3.5 - 4.0	-	26.0 - 29.5	22.5 - 25.5	22.5 - 25.5	1.5 - 2.0
Copper price(4)	10%	0.1 - 0.2	-	1.5 - 4.5	1.4 – 4.3	1.4 – 4.3	6.5 - 7.5
Diesel fuel(3)	10%	4.5- 5.0	9.0 - 11.0	-	13.5 - 16.0	4.5 - 5.0	25.0 - 28.5
Kyrgyz som(1)	1 som	0.5 - 1.0	-	-	0.5 - 1.0	0.5 - 1.0	1.5 - 2.0
Canadian dollar(1)(3)	10 cents	8.0 – 9.5	1.5 - 2.0	-	9.5 – 11.5	8.0 – 9.5	18.0 – 20.5
Turkish lira(1)	1 lira	2.5 - 3.0	0.5 - 1.0	-	3.0 - 4.0	2.5 - 3.0	6.5 - 7.0
(1)	Appreciation of currency against the U.S. dollar will result in higher costs and lower cash flow and earnings, depreciation of currency against the U.S. dollar results in decreased costs and increased cash flow and earnings.
(2)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(3)	Includes the effect of hedging programs.
(4)	2021 copper sales are hedged up to 95%.

Production, cost and capital forecasts for 2021 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially, and which are discussed herein under the headings “2021 Material Assumptions” and “Caution Regarding Forward-Looking Information” in this document and under the heading “Risks That Can Affect Our Business” in this document and the Company’s most recently filed Annual Information Form. The Company notes that there is a great deal of uncertainty regarding future production and operations at the Kumtor Mine due to recent legislative changes in the Kyrgyz Republic relating to the Kumtor Mine. Accordingly, the 2021 guidance and previously disclosed 3-year outlook should be viewed with caution. The recent legislative changes are discussed herein under the heading “Contingencies”.

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2021 Material Assumptions

Material assumptions or factors used to forecast production and costs for 2021, after giving effect to the hedges in place at December 31, 2020, are unchanged and include the following:

•	a market gold price of $1,750 per ounce and an average realized gold price at Mount Milligan of $1,290 per ounce after reflecting the Mount Milligan Streaming Arrangement (35% of Mount Milligan’s gold at $435 per ounce).
•	a market copper price of $3.36 per pound and an average realized copper price at Mount Milligan of $2.82 per pound after reflecting the Mount Milligan’s Streaming Arrangement (18.75% of Mount Milligan’s copper at 15% of the spot price per metric tonne).
•	a molybdenum price of $9 per pound.
•	exchange rates:
o	$1USD:$1.31 Canadian dollar,
o	$1USD:80 Kyrgyz som,
o	$1USD:7.50 Turkish lira.
•	diesel fuel price assumption:
o	$0.44/litre at Kumtor,
o	$0.69/litre (CAD$0.90/litre) at Mount Milligan.

Kumtor Fuel

The assumed diesel price of $0.44/litre at the Kumtor mine assumes that no Russian export duty will be paid on the fuel exports from Russia to the Kyrgyz Republic. Diesel fuel for the Kumtor mine is sourced from separate Russian suppliers. The diesel fuel price assumes a price of oil of approximately $53 per barrel. Crude oil is a component of diesel fuel purchased by the Company, such that changes in the price of Brent crude oil generally impacts diesel fuel prices.

Mount Milligan Streaming Arrangement

The Mount Milligan mine is an open pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered (the “Mount Milligan Streaming Arrangement”). To satisfy its obligations under the Mount Milligan Streaming Arrangement the Company purchases refined gold and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Other material assumptions used in forecasting production and costs for 2021 can be found under the heading “Caution Regarding Forward-Looking Information” in this document.

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Financial Performance

First Quarter 2021 compared to First Quarter 2020

Revenue of $401.9 million was recognized in the first quarter of 2021 compared to $378.8 million in the first quarter of 2020. The increase in revenue was due to 27,584 gold ounces sold at the Öksüt mine, which commenced commercial production on May 31, 2020, higher average realized gold and copper prices and increased gold ounces sold at the Mount Milligan mine, partially offset by fewer gold ounces sold at the Kumtor mine.

Total gold production was 160,346 ounces in the first quarter of 2021 compared to 190,474 ounces in the first quarter of 2020. Gold production in the first quarter of 2021 included 90,169 ounces at the Kumtor mine, 41% less ounces than the comparable prior year period, due to the anticipated lower grades and recoveries. The Mount Milligan mine produced 42,576 ounces of gold in the first quarter of 2021, 26% more ounces than the first quarter of 2020, due to higher gold grades and recoveries. The Öksüt mine, which was not in commercial production in the first quarter of 2020, produced 27,601 ounces of gold in the first quarter of 2021.

Copper production at the Mount Milligan mine was 18.6 million pounds in the first quarter of 2021 compared to 20.1 million pounds in the first quarter of 2020. The decrease in copper production was due to lower copper grades, which were partially offset by higher copper recoveries.

Gold production costs were $561 per ounce in the first quarter of 2021 compared to $437 per ounce in the first quarter of 2020. The increase was primarily due to lower ounces of gold sold at the Kumtor mine, compared to the same prior year period.

Copper production costs were $1.42 per pound in the first quarter of 2021 compared to $1.37 per pound in the first quarter of 2020. The increase in copper pounds sold in the first quarter of 2021, was offset by a higher allocation of production costs to copper as a result of the relative strength of the copper price compared to the gold price.

All-in sustaining costs on a by-product basisNG were $745 per ounce in the first quarter of 2021 compared to $718 per ounce in the first quarter of 2020. The increase was due to lower ounces sold, increased sustaining capital at the Mount Milligan mine and greater capitalized stripping at the Kumtor mine, partially offset by increased copper credits due to a 69% increase in the average realized price of copper.

All-in costs on a by-product basisNG were $1,073 per ounce in the first quarter of 2021 compared to $1,024 per ounce in the first quarter of 2020. The increase was due to higher all-in sustaining costs on a by-product basisNG, explained above, and the planned purchase of haul trucks for the life of mine extension at the Kumtor mine, partially offset by lower revenue-based taxes paid by Kumtor.

The Langeloth Facility roasted 2.7 million pounds of molybdenum in the first quarter of 2021 compared to 4.4 million pounds in the first quarter of 2020. This decrease was the result of a decline in demand for industrial products that use molybdenum.

Exploration expenditures of $9.3 million were recognized in the first quarter of 2021 compared to $7.8 million in the first quarter of 2020. The increase in exploration expenditures was due to a significantly expanded drilling program at the Kumtor mine, drilling approximately 20,000 metres in the first quarter of 2021, as well as the recommencement of drilling activities at Öksüt and Mount Milligan earlier in than the prior period.

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Financing costs of $1.8 million were recognized in the first quarter of 2021 compared to $3.6 million in the first quarter of 2020. The decrease was due to the corporate revolving credit facility remaining undrawn during the first quarter of 2021.

Corporate administration costs of $4.9 million were recognized in the first quarter of 2021 compared to $3.4 million in the first quarter of 2020. The increase was primarily due to an increase in advisory and legal fees.

A gain on sale of $72.3 million (excluding contingent consideration) was recognized in the first quarter of 2021 on the disposal of the Company’s 50% interest in the Greenstone Gold Mines Partnership.

Balance Sheet Review

$ millions	As at
	March 31, 2021	December 31, 2020	%Change
Consolidated:
Cash	823.2	545.2	51%
Accounts receivable	106.4	66.1	61%
Inventories	542.0	580.6	(7%)
Assets held for sale(1)	-	140.0	(100%)
Other current assets	44.2	40.9	8%
Property, plant and equipment	1,724.2	1,686.1	2%
Other non-current assets	88.1	77.1	14%
Total Assets	3,328.1	3,136.0	6%
Current liabilities	295.2	256.7	15%
Provision for reclamation	338.8	352.2	(4%)
Other non-current liabilities	70.1	61.1	15%
Total Liabilities	704.1	670.0	5%
Total Equity	2,624.0	2,466.0	6%
Total Liabilities and Equity	3,328.1	3,136.0	6%
(1)	Centerra’s 50% interest in the Greenstone Gold Mine Partnership

Cash at March 31, 2021 was $823.2 million compared to $545.2 million at December 31, 2020. The increase was due to the receipt of $210 million as consideration for the disposal of the Company’s 50% interest in the Greenstone Gold Mines Partnership and free cash flowNG of $72.1 million generated in the first quarter of 2021.

Accounts receivable at March 31, 2021 was $106.4 million compared to $66.1 million at December 31, 2020. The increase is due to a shipment of gold from the Kumtor mine in late March 2021, for which the funds were collected in April 2021.

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Total inventories at March 31, 2021 were $542.0 million compared to $580.6 million at December 31, 2020. Total inventory includes stockpiles of ore, gold in-circuit, gold doré, copper and gold concentrate and molybdenum inventory (collectively “Product Inventory”) of $323.6 million and supplies inventory of $218.4 million, compared to $373.1 million and $207.5 million, respectively, at December 31, 2020. The decrease in Product Inventory was primarily due to the Kumtor mine processing from stockpiles during a major stripping period in 2021.

At March 31, 2021, the Product Inventory balance consisted of 429,172 contained gold ounces on surface in stockpiles at Kumtor (9.9 million tonnes of ore with a grade of 1.337 g/t gold), of which roughly 51% is expected to be processed in 2021, 87,051 contained gold ounces and 20.3 million contained pounds of copper in surface stockpiles at Mount Milligan (6.5 million tonnes of ore at a grade of 0.42 g/t gold and 0.14% copper), of which roughly 15% is expected to be processed in 2021 and at the Öksüt mine 3,083 contained gold ounces in solution at the absorption, desorption and recovery (ADR) plant and 644 contained gold ounces on surface and stacked (0.1 million tonnes of ore at a grade of 0.13 g/t gold in surface stockpiles and 1.32 g/t gold stacked on the heap leach pad), which is expected to be processed in 2021.

The book value of property, plant and equipment at March 31, 2021 was $1.72 billion compared to $1.69 billion at December 31, 2020. The increase was due to higher capitalized stripping and the purchase of haul trucks at the Kumtor mine.

The provision for reclamation at March 31, 2021 was $338.8 million compared to $352.2 million at December 31, 2020. An increase in the risk-free interest rate used to calculate the present value of reclamation costs at the Company’s North American sites was the primary reason for the reduction in the obligation.

In 1998, a reclamation trust fund was established to cover the future costs of reclamation at the Kumtor mine. At March 31, 2021, this fund had a balance of $53 million and is shown as long-term asset on the balance sheet.

The Company’s total liquidity position is $1,223.2 million, representing a cash balance of $823.2 million and $400 million available under the Corporate Credit Facility. The strong liquidity position and forecasted robust free cash flows from the Company’s Kumtor, Mount Milligan and Öksüt operations are expected to be sufficient to satisfy working capital needs, fund the Company’s activities and meet other liquidity requirements through the end of 2021. See “Caution Regarding Forward-Looking Information”.

Market Conditions

Commodity prices

The Company's profitability is materially affected by the market price of metals. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control.

Metal	Average spot price			Period end spot price
	Three months ended March 31		% Change	March 31,	December 31,	% Change
	2021	2020		2021	2020
Gold (per oz)	$1,797	$1,582	14%	$1,708	$1,898	(10%)
Copper (per lb)	3.86	2.57	50%	4.00	3.52	14%
Molybdenum (per lb)	11.29	9.64	17%	11.05	10.03	10%

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Foreign Exchange

The Company has operations in Canada, including its corporate head office, the Kyrgyz Republic, Turkey and the United States. The Company receives its revenue through the sale of gold, copper and molybdenum in U.S. dollars.

A significant cost driver of Centerra is the performance of key currencies relative to the U.S. dollar. The performance of these currencies over a 24-month period and at key reporting dates was as follows:

Currency	Average exchange rate			Period end exchange rate
	Three months ended March 31		% Change	March 31,	December 31,	% Change
	2021	2020		2021	2020
USD-CAD	$1.27	$1.34	(5%)	$1.26	$1.27	(1%)
USD-Kyrgyz Som	84.2	71.2	18%	84.8	84.0	1%
USD-Turkish Lira	7.4	6.1	21%	8.3	7.4	12%

The Company utilizes its foreign exchange hedging program in order to manage its exposure to adverse fluctuations in the Canadian dollar, relative to the U.S dollar, see “Financial Instruments”. The Company does not currently hedge the Kyrgyz som or the Turkish lira.

Diesel Fuel Prices

Fuel costs represent a significant cost component for Centerra’s mining operations, representing 10% of production costs in the first quarter of 2021. Prices for each mine site’s fuel costs are dependent on regional fuel prices along with the associated transportation costs, seasonal premiums for winterizing fuel and any additional costs to meet regulatory requirements. The Company hedges its fuel exposures covering a portion of Kumtor and Mount Milligan’s production needs, utilizing regression analysis for fuel costs that closely track established market indices.

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Commodity	Average spot price			Period end spot price
	Three months ended March 31		% Change	March 31,	December 31,	% Change
	2021	2020		2021	2020
Kumtor Diesel (per ltr)	$0.44	$0.39	13%	$0.48	$0.41	17%
ULSD (per bbl)	73.13	64.76	13%	74.39	62.00	20%
Brent (per bbl)	61.17	50.82	20%	63.54	51.80	23%

The Company utilizes its diesel hedging program in order to manage its exposure to adverse fluctuations in diesel fuel prices, see “Financial Instruments”.

Financial Instruments

The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time.

The hedge positions for each of these programs as at March 31, 2021 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)			As at March 31, 2021
Instrument	Unit	Type	2021	2022	2023	2021	2022	2023	Total position (2)	Fair value($'000's)

FX Hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.33/$1.40	$1.32/$1.38	N/A	$166.8 M (37%)	$149.0 M (28%)	N/A	$315.8 M	13,874
USD/CAD forward contracts	CAD	Fixed	$1.35	$1.30	$1.27	$101.0 M (23%)	$60.0 M (11%)	$40.0 M (31%)	$201.0 M	7,309
Total			$1.34	$1.31	$1.27	$267.8 M (60%)	$209.0 M (39%)	$40.0 M (31%)	$516.8 M	21,183

Fuel Hedges
Brent Crude Oil zero-cost collars	Barrels	Fixed	$41/$47	$44/$51	$50/$62	59,474 (9%)	96,966 (10%)	22,000 (9%)	178,440	1,876
Brent Crude Oil swap contracts	Barrels	Fixed	$44	$51	$56	162,322 (26%)	89,850 (9%)	11,000 (4%)	263,172	3,592
ULSD zero-cost collars	Barrels	Fixed	$53/$59	$58/$64	$71/$77	58,124 (9%)	125,066 (12%)	22,000 (9%)	205,190	2,550
ULSD swap contracts	Barrels	Fixed	$58	$64	$73	160,492 (25%)	121,850 (12%)	22,000 (9%)	304,342	4,236
Total						440,412 (69%)	433,732 (43%)	77,000 (31%)	951,144	12,254

Copper Hedges (Strategic hedges)(1):
Copper forward contracts	Pounds	Fixed	$3.38	N/A	N/A	41.8 M (90%)	N/A	N/A	41.8 M	(25,704)
Copper zero-cost collars	Pounds	Fixed	N/A	$3.48/$4.71	N/A	N/A	27.0 M (37%)	N/A	27.0 M	1,627

Gold/Copper Hedges (Royal Gold deliverables):
Gold forward contracts	Ounces	Float	N/A	N/A	N/A	23,963	N/A	N/A	23,963	(2,149)
Copper forward contracts	Pounds	Float	N/A	N/A	N/A	3.3 M	N/A	N/A	3.3 M	690
(1)	The copper hedge ratio is based on the forecasted copper sales production, net of the streaming arrangement with Royal Gold.
(2)	Royal Gold hedging program with a market price determined on closing of the contract.

The realized gains (losses) recorded in the first quarters of 2021 and 2020 were as follows:

Hedge program	Realized gain(loss) (thousands)
	Three months ended March 31		% Change
	2021	2020
FX Hedges	$3,680	$(1,259)	392%
Fuel hedges	2,926	(1,124)	360%
Copper Hedges (Strategic hedges)	(9,025)	N/A	N/A

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As at March 31, 2021, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.

Operating Mines and Facilities

Kumtor Mine

The Kumtor open pit mine, located in the Kyrgyz Republic, is one of the largest gold mines in Central Asia. It has been in production since 1997 and has produced over 13.3 million ounces of gold to March 31, 2021.

Kumtor Operating Results

Unaudited ($ millions, except as noted)	Three months ended March 31,
Financial Highlights:	2021	2020	% Change
Revenue	$175.7	$250.8	(30%)
Production costs	48.4	53.4	(9%)
Depreciation, depletion and amortization	38.5	53.6	(28%)
Standby costs	-	6.8	(100%)
Earnings from mine operations	$88.8	$137.0	(35%)
Revenue-based taxes	24.6	35.1	(30%)
Exploration and development costs	5.9	4.7	26%
Other operating expenses	2.2	11.4	(81%)
Earnings from operations	$56.1	$85.8	(35%)
Cash provided by mine operations	66.7	134.3	(50%)
Cash provided by mine operations before changes in working capital	94.5	142.6	(34%)
Free cash flow from mine operations (1)	4.0	95.6	(96%)
Operating Highlights:
Tonnes mined (000's)	49,210	19,997	146%
Tonnes ore mined (000's)	885	571	55%
Average mining grade (g/t)	2.06	7.86	(74%)
Tonnes processed (000's)	1,595	1,602	(0%)
Process plant head grade (g/t)	2.41	3.53	(32%)
Recovery (%)(2)	71.3%	83.7%	(15%)
Mining costs ($/t mined material)	1.00	1.77	(44%)
Processing costs ($/t processed material)	10.17	10.89	(7%)
Gold produced (oz)	90,169	152,307	(41%)
Gold sold (oz)	98,437	160,090	(39%)
Average realized gold price ($/oz)(1)	1,763	1,555	13%
Sustaining capital expenditures(3)	7.7	8.4	(9%)
Non-sustaining capital expenditures(3)(4)	21.6	0.7	2986%
Capitalized stripping(3)	30.5	30.0	2%
Capitalized stripping - non-cash	6.8	10.0	(32%)
Capital expenditures - total	66.6	49.1	36%
Unit Costs:
Gold production costs ($/oz)	$492	$334	47%
All-in sustaining costs on a by-product basis ($/oz)(1)	$888	$648	37%
All-in costs on a by-product basis ($ /oz)(1)	$1,417	$902	57%
(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Metallurgical recoveries are based on recovered gold, not produced gold.
(3)	Capital expenditures are presented as spent and accrued.
(4)	Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures included costs related to the expansion of the mine.

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First Quarter 2021 compared to First Quarter 2020

Earnings from mine operations of $88.8 million were recognized in the first quarter of 2021 compared to earnings from mine operations of $137 million in the first quarter of 2020. The decrease was primarily due to 39% fewer gold ounces sold, primarily due to lower average process plant head grades and lower gold recoveries as the Kumtor mine continues to process ore from on-surface stockpiles, partially offset by 13% higher average realized gold prices, lower production, depreciation and revenue-based tax costs.

Cash provided by mine operations of $66.7 million was recognized in the first quarter of 2021 compared to $134.3 million in the first quarter of 2020. The decrease was primarily due to the lower earnings from mine operations mainly due to lower production, and lower cash from working capital as a result of inventory movements. In the first quarter of 2021, 55% more ore tonnes were mined which resulted in higher mining costs charged to stockpile inventory as compared to the comparative quarter.

Free cash flow from mine operationsNG of $4 million was recognized in the first quarter of 2021 compared to $95.6 million in the first quarter of 2020. The decrease was due to lower cash provided by mine operations and an increase in capital expenditure related to the purchase of additional haul trucks required for the life of mine extension. In the first quarter of 2021, Kumtor received seven of the eight haul trucks that it planned to purchase in 2021.

During the first quarter of 2021, the Kumtor mine continued mining in cut-back 20. Tonnes mined were 49.2 million in the first quarter of 2021 compared to 20 million tonnes in the first quarter of 2020. The increase was due to the suspension of mining operations in January 2020 due to the Lysii waste rock dump incident. Of the 49.2 million tonnes mined in the first quarter of 2021, 30.3 million were capitalized as waste stripping for the benefit of future gold production from cut-back 20.

Mining costs were $1.00 per tonne in the first quarter of 2021 compared to $1.77 per tonne in the first quarter of 2020. The decrease was primarily due to more tonnes mined and shorter haulage distances in 2021, partially offset by higher maintenance costs. Total mining costs were $49.1 million of which $30.5 million was capitalized in the first quarter of 2021, compared to $35.4 million in mining costs of which $30 million was capitalized in the first quarter of 2020.

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Gold production was 90,169 ounces from on-surface stockpiled ore in the first quarter of 2021 compared to 152,307 ounces of gold produced in the first quarter of 2020. The decrease was primarily due to lower average process plant head grades and lower gold recoveries. During the first quarter of 2021, the Kumtor mine was processing ore with an average grade of 2.41 g/t and a recovery of 71.3% compared to ore from cut-back 19 with a higher average grade of 3.53 g/t and a recovery of 83.7% in the first quarter of 2020.

Processing costs were $10.17 per tonne in the first quarter of 2021 compared to $10.89 per tonne in the first quarter of 2020. The decrease was primarily due to lower costs associated with foreign contractors and carbon fine processing.

Gold production costs were $492 per ounce in the first quarter of 2021, compared to $334 per ounce in the first quarter of 2020. The increase was primarily due to lower ounces of gold sold.

All-in sustaining costs on a by-product basisNG, which excludes revenue-based tax, were $888 per ounce in the first quarter of 2021 compared to $648 per ounce in the first quarter of 2020. The increase was primarily due to fewer ounces of gold sold.

All-in costs on a by-product basisNG were $1,417 per ounce in the first quarter of 2021 compared to $902 per ounce in the first quarter of 2020. The increase was due to an increase in all-in sustaining costs on a by-product basisNG and the planned purchase of additional haul trucks as required for the life of mine extension.

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Mount Milligan Mine

The Mount Milligan Mine is an open pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. To satisfy its obligations under the Mount Milligan Streaming Arrangement the Company purchases refined gold and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Water Update

Stored water inventory at the Mount Milligan mine is critical to the ability to process ore through the mill process plant on a sustainable basis. Stored water was in excess of 4.5 million cubic metres as at March 31, 2021. In addition to accessing water from surface water sources throughout the first quarter of 2021, the Mount Milligan mine continued to access ground water from the Lower Rainbow Valley wellfield as well as other groundwater wells near the tailings storage facility during the quarter. The Company expects the water inventory level to increase through the summer of 2021 following the spring melt.

Exploration activities continue to focus on extending the groundwater capacity in the vicinity of the existing infrastructure. The Company continues to pursue a longer-term solution to its water requirements at the Mount Milligan mine and is in discussions with regulators, First Nations partners and other stakeholders. In April 2021, the Company’s obtained an environmental assessment certificate amendment to access surface water sources for the Mount Milligan mine through November 2023, subject to the receipt of permits which are expected to be received shortly. The Company does not expect any interruptions to the Mount Milligan mine operations in the medium term when considering currently available water sources and inventory. See “Caution Regarding Forward-Looking Information”.

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Mount Milligan Operating Results

Unaudited ($ millions, except as noted)	Three months ended March 31,
Financial Highlights:	2021	2020	% Change
Gold revenue	$70.3	$48.9	44%
Copper revenue	61.9	33.0	88%
By-product revenue	3.3	1.7	94%
Total Revenues	$135.5	$83.6	62%
Production costs	69.1	62.3	11%
Depreciation, depletion and amortization	22.9	18.0	27%
Earnings from mine operations	$43.5	$3.3	1218%
Exploration and development costs	0.9	0.5	82%
Other operating expenses	2.9	2.1	37%
Earnings from operations	$39.7	$0.7	5573%
Cash provided by mine operations	89.7	27.2	230%
Cash provided by mine operations before changes in working capital	59.4	12.1	391%
Free cash flow from mine operations(1)	80.2	22.0	265%
Operating Highlights:
Tonnes mined (000's)	10,673	10,889	(2%)
Tonnes ore mined (000's)	5,122	4,689	9%
Tonnes processed (000's)	4,770	4,871	(2%)
Process plant head grade gold (g/t)	0.43	0.37	17%
Process plant head grade copper (%)	0.23%	0.26%	(11%)
Gold recovery (%)	66.2%	59.9%	11%
Copper recovery (%)	80.0%	75.5%	6%
Mining costs ($/t mined material)	1.89	1.75	8%
Processing costs - total ($/t processed material)	5.93	4.93	20%
Concentrate produced (dmt)	41,904	45,087	(7%)
Gold produced (oz) (2)	42,576	33,681	26%
Copper produced (000's lb) (2)	18,609	20,072	(7%)
Gold sold (oz)(2)	54,498	40,353	35%
Copper sold (000's lb)(2)	22,783	20,423	12%
Average realized gold price - combined ($/oz)(1)(2)	1,291	1,213	6%
Average realized copper price - combined ($/lb) (1)(2)	2.72	1.61	69%
Sustaining capital expenditures(3)	11.3	5.3	115%
Unit Costs:
Gold production costs ($/oz)	$675	$848	(20%)
All-in sustaining costs on a by-product basis ($/oz) (1)(4)	$367	$911	(60%)
All-in costs on a by-product basis ($ /oz)(1)(4)	$386	$923	(58%)
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)	$802	$948	(15%)
Copper production costs ($/lb)	$1.42	$1.37	4%
Copper - All-in Sustaining costs on a co-product basis ($/lb)(1)	$1.68	$1.52	11%
(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Mount Milligan production and sales are presented on a 100% basis. Under the Mount Milligan Streaming Arrangement, Royal Gold is entitled to 35% of gold ounces and 18.75% of copper. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.
(3)	Capital expenditures are presented as spent and accrued.
(4)	Includes the impact of reduced metal prices resulting from the Mount Milligan Streaming Arrangement, and the impact of copper hedges.

First Quarter 2021 compared to First Quarter 2020

Earnings from mine operations of $43.5 million were recognized in the first quarter of 2021 compared to $3.3 million in the first quarter of 2020. The increase was primarily due to higher average realized gold and copper prices, and an increase in ounces of gold and pounds of copper sold, partially offset by an increase in production costs and depreciation.

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Cash provided by mine operations of $89.7 million was recognized in the first quarter of 2021 compared to $27.2 million in the first quarter of 2020. The increase was primarily due to higher net earnings from mine operations (explained above) and an increase in cash generated from working capital. Working capital levels decreased by approximately $19 million in the first quarter of 2021, as a result of lower product inventories and higher payables due to the timing of shipments and of payments, partially offset by an increase in receivables. The reduction in working capital in the first quarter of 2020 was approximately $8 million.

Free cash flow from mine operationsNG of $80.2 million was recognized in the first quarter of 2021 compared to $22 million in the first quarter of 2020, due to an increase in cash provided by mine operations, partially offset by an increase in capital expenditures related to major planned equipment rebuilds and tailings storage facility development.

During the first quarter of 2021, mining activities were carried out in phases 4, 5 and 8 of the open pit. Total tonnes mined were 10.7 million tonnes in the first quarter of 2021 compared to 10.9 million tonnes in the first quarter of 2020.

Mining costs were $1.89 per tonne in the first quarter of 2021 compared to $1.75 per tonne in the first quarter of 2020. The increase was due to higher maintenance costs associated with planned repairs, higher tire costs as a result of higher tire consumption and lower tonnage mined.

Total mill throughput for the first quarter of 2021 was 4.8 million tonnes, averaging 53,000 tonnes per calendar day, compared to 4.9 million tonnes, averaging 53,500 tonnes per calendar day in the first quarter of 2020. Lower mill throughput was a result of a planned mill shutdown during the first quarter of 2021.

Gold production was 42,576 ounces in the first quarter of 2021 compared to 33,681 ounces in the first quarter of 2020. The increase was due to higher gold grades and recoveries, partially offset by lower throughput. During the first quarter of 2021, the average gold grade was 0.43 g/t with a recovery of 66% compared to 0.37 g/t with a recovery of 60% in the first quarter of 2020. Total copper production was 18.6 million pounds in the first quarter of 2021 compared to 20.1 million pounds in the first quarter of 2020. The decrease was due to lower copper grades and lower mill throughput, partially offset by higher copper recoveries.

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Processing costs were $5.93 per tonne in the first quarter of 2021 compared to $4.93 per tonne in the first quarter of 2020. The increase was due to higher maintenance cost associated with the mill shutdown and lower tonnage processed. This was partially offset by lower electricity consumption.

Gold production costs were $675 per ounce in the first quarter of 2021 compared to $848 per ounce in first quarter of 2020. The decrease was due to more ounces of gold sold, partially offset by higher processing costs as a result of the planned mill shutdown and slightly higher mining costs.

Copper production costs were $1.42 per pound in the first quarter of 2021 compared to $1.37 per pound in the first quarter of 2020. The increase in copper pounds sold in the first quarter of 2021, was offset by a higher allocation of production costs to copper as a result of the relative strength of the copper price to the gold price.

All-in sustaining costs on a by-product basisNG were $367 per ounce in the first quarter of 2021 compared to $911 per ounce in the first quarter of 2020. The decrease was primarily due to 69% higher average realized copper prices and increased pounds of copper and ounces of gold sold, compared to the same prior year period, partially offset by higher production costs and sustaining capital.

All-in costs on a by-product basisNG were $386 per ounce in the first quarter of 2021 compared to $923 per ounce in the first quarter of 2020. The decrease was due to lower all-in sustaining costs on a by-product basisNG.

Öksüt Mine

The Öksüt mine is located in Turkey approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is Develi, located approximately 10 kilometres north of the mine site.

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Mining permit update

During 2020, the Öksüt mine obtained an amendment to its environmental impact assessment (“EIA”) to accommodate changes to the Güneytepe open pit’s mine design and pit optimization although an application for the related forestry permit remains under review. The Company’s expectation is that the high-grade ore of the Güneytepe deposit will be accessed in 2022, which remains unchanged.

Öksüt Operating Results

The Öksüt mine achieved first gold pour on January 31, 2020 and achieved commercial production on May 31, 2020. Up to the point of achieving commercial production, gold revenue and the associated costs of production were capitalized.

Unaudited ($ millions, except as noted)	Three months ended March 31,
Financial Highlights:	2021	2020	% Change
Revenue	$49.9
Production costs	16.1
Depreciation, depletion and amortization	9.7
Earnings from mine operations	$24.1
Exploration and development costs	0.3
Earnings from operations	$23.8
Cash provided by mine operations	32.0
Cash provided by mine operations before changes in working capital	32.7
Free cash flow from mine operations (1)	25.7
Operating Highlights:
Tonnes mined (000's)	3,280	2,875	14%
Tonnes ore mined (000's)	503	571	(12%)
Ore mined - grade (g/t)	0.85	0.91	(7%)
Ore crushed (000's)	525	403	30%
Tonnes stacked (000's)	525	302	74%
Heap leach grade (g/t)	0.83	1.05	(21%)
Heap leach contained ounces stacked	14,064	10,191	38%
Mining costs ($/t mined material)	1.76
Processing costs ($/t processed material)	5.15
Gold produced (oz)	27,601	4,486	515%
Gold sold (oz)(2)	27,584	2,815	880%
Average realized gold price ($/oz)(1)	1,809
Sustaining capital expenditures(2)	1.1
Non-sustaining capital expenditures(2)(3)	0.3	8.8	(97%)
Capitalized stripping(2)	4.4
Capital expenditures - total	5.8	8.8	(34%)
Unit Costs:
Gold production costs ($/oz)	$583
All-in sustaining costs on a by-product basis ($/oz)(1)	$804
All-in costs on a by-product basis ($ /oz)(1)	$827
(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Capital expenditures are presented as spent and accrued.
(3)	Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures included construction costs.

First Quarter 2021

During the first quarter of 2021, earnings from mine operations were $24.1 million, cash provided by mine operations was $32 million and free cash flow from mine operationsNG was $25.7 million. Total gold ounces sold were 27,584, resulting in revenue of $49.9 million for the first quarter of 2021.

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Non-sustaining capital expenditures in the first quarter of 2021 were $0.3 million compared to $8.8 million in the first quarter of 2020. The higher capital costs in the first quarter of 2020 were related to the final stages of the construction of the mine.

Mining in the first quarter of 2021 was focused on the development of phase 3 and phase 4 of the Keltepe pit, with total tonnes mined of 3.3 million. Processing in the first quarter of 2021 was focused on the preparation, stacking and irrigation of the heap leach pad, with tonnes stacked of 0.53 million at a gold grade of 0.83 g/t.

Gold production costs were $583 per ounce, all-in sustaining costs on a by-product basisNG were $804 per ounce and all-in costs on a by-product basisNG were $827 per ounce in the first quarter of 2021.

Molybdenum Business Unit

The molybdenum business includes two North American molybdenum mines that are currently on care and maintenance: the Thompson Creek mine in Idaho and the 75%-owned Endako mine in British Columbia. The molybdenum business also includes the Langeloth metallurgical roasting facility (the "Langeloth Facility") in Pennsylvania. The Thompson Creek mine (the “TC mine”) operates a molybdenum beneficiation circuit to treat molybdenum concentrates to supplement the concentrate feed sourced directly for the Langeloth Facility. This beneficiation process allows the Company to upgrade high copper content molybdenum concentrate purchased from third parties into upgraded products which are then sold in the metallurgical and chemical markets.

Additionally, the molybdenum business provides tolling treatment services for customers by converting molybdenum concentrates to molybdenum oxide powder, briquettes and ferromolybdenum products.

($ millions, except as noted)	Three months ended March 31,
Financial Highlights:	2021	2020	% Change
Molybdenum (Mo) revenue	$38.7	$41.7	(7%)
Tolling and calcining revenue	0.8	1.6	(50%)
By-product revenue	1.3	1.1	18%
Total revenues	$40.8	$44.4	(8%)
Production costs	36.1	53.7	(33%)
Depreciation, depletion and amortization	1.8	1.4	29%
Earnings (loss) from mine operations	$2.9	$(10.7)	127%
Care and Maintenance costs - Molybdenum mines	3.2	3.2	0%
Reclamation (recovery) expense	(10.9)	26.4	141%
Other operating expenses	0.8	0.9	(12%)
Net earnings (loss) from operations	$9.8	$(41.2)	124%
Cash (used in) provided by operations	(6.8)	10.4	(165%)
Free cash flow (deficit) from operations (1)	(7.5)	9.2	(182%)
Operating Highlights (000's lbs):
Mo purchased	2,795	3,342	(16%)
Mo roasted	2,659	4,382	(39%)
Mo sold	3,309	3,790	(13%)
Average Mo spot price ($/lb)	$11.29	$9.64	17%
Total capital expenditures(2)	$0.7	$0.8	(15%)
(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Capital expenditures are presented as spent and accrued.

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First Quarter 2021 compared to First Quarter 2020

Net earnings from operations of $9.8 million was recognized in the first quarter of 2021 compared to a net loss of $41.2 million in the first quarter of 2020. The increase in the first quarter of 2021 was mainly due to the gain recorded resulting from the reduction in the underlying reclamation liability, as a result of a change in interest rates and a higher gross margin on materials sold.

Cash used in operations of $6.8 million was recognized in the first quarter of 2021, compared to cash provided by operations of $10.4 million in the first quarter of 2020. The decrease was due to a $11.4 million tax refund that was received in the first quarter of 2020. A free cash flow deficit from operationsNG of $7.5 million was recognized in the first quarter of 2021 compared to a free cash flow from operationsNG of $9.2 million in the first quarter of 2020, due to the tax refund received in 2020.

The Langeloth Facility roasted and sold 2.7 million pounds and 3.3 million pounds of molybdenum, respectively, in the first quarter of 2021, compared to 4.4 million pounds and 3.8 million pounds of molybdenum in the first quarter of 2020. This decrease in volume was the result of a decline in demand for industrial products that use molybdenum in 2021.

Pre-Development Projects

Kemess Underground Project:

The Kemess Project (“Kemess”) is located in north-central British Columbia, Canada, approximately 250 kilometres north of Smithers, 430 kilometres northwest of Prince George and 209 kilometres from the Mount Milligan mine. The Kemess site includes infrastructure from the past producing Kemess South mine.  There are currently no mining activities at the Kemess site and on-site activities consist of care and maintenance work and pre-development activities for the proposed Kemess Underground Project.

First Quarter 2021 compared to First Quarter 2020

Care and maintenance costs of $3.2 million were recognized in the first quarter of 2021, compared to $3.5 million recognized in the first quarter of 2020. Capital expenditures of $0.2 million were recognized in the first quarter of 2021, compared to $1.8 million in the first quarter of 2020. The capital expenditures in the first quarter of 2021 included costs for completion of the value engineering project scope initiated in 2020. The capital expenditures in the first quarter of 2020 included costs for technical engineering studies, water treatment plant performance testing preparation and southern collection system pond construction. The water treatment plant was completed and commissioned in September 2020.

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Greenstone Gold Property:

The Greenstone Gold property is located in northern Ontario, Canada approximately 275 kilometres northeast of Thunder Bay and includes the Hardrock deposit.

On December 15, 2020, the Company entered into an agreement with an affiliate of the Orion Mine Finance Group (“Orion”) and Premier Gold Mines Limited to sell the Company’s 50% interest in the Greenstone Gold Mines Partnership to Orion for cash consideration of $225 million, subject to certain adjustments, and contingent consideration of approximately $75 million, assuming a gold price of $1,500 per ounce, based on the successful construction and operation of the mine, which will be recorded on achieving the applicable milestones.

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Gold Mines Partnership with final cash consideration received of $210 million, net of adjustments, and recognized a gain on sale of $72.3 million (excluding contingent consideration).

Quarterly Results – Previous Eight Quarters

Over the last eight quarters, Centerra’s results reflect the impact of consistent gold and copper sales during a period of rising prices. Production costs have benefited from the depreciating Kyrgyz and Turkish currencies over the last eight quarters. Gold sold on a quarterly basis steadily increased from the second quarter of 2019 to the third quarter of 2019, followed by a slight decline in the fourth quarter of 2019, increasing again in the first nine months of 2020 as the Öksüt mine reached commercial production on May 31, 2020, declining in the fourth quarter of 2020 due to lower ounces of gold sold at Kumtor and rising again in the first quarter of 2021. The loss in the third quarter of 2019 reflects the impairment of $230.5 million recorded on the Mount Milligan mine and a $10 million Kyrgyz Republic settlement expense. As a result of a change in the interest rate used to discount the reclamation costs at the two molybdenum mine sites which are not in operation, a non-cash reclamation expense was recognized in the fourth quarters of 2019 and 2020 of $31.4 million and $53.4 million, respectively, while a recovery of $10.9 million was recognized in the first quarter of 2021. The first quarter of 2021 also reflects a gain of $72.3 million on the sale of the Greenstone property. The quarterly financial results for the last eight quarters are shown below:

$ million, except per share data	2021	2020				2019
Quarterly data unaudited
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	402	392	522	418	379	317	393	345
Net earnings (loss)	167	95	206	88	20	(12)	(165)	33
Basic earnings (loss) per share	0.57	0.32	0.70	0.30	0.07	(0.04)	(0.56)	0.11
Diluted earnings (loss) per share	0.55	0.32	0.68	0.29	0.06	(0.04)	(0.56)	0.11

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Related party transactions

Kyrgyzaltyn

The sole customer of gold doré from the Kumtor mine, Kyrgyzaltyn JSC (“Kyrgyzaltyn”), is a shareholder of the Company and is a state-owned entity of the Kyrgyz Republic. Revenues from the Kumtor mine are subject to a management fee of $1.00 per ounce based on sales volumes, payable to Kyrgyzaltyn. In addition, Kyrgyzaltyn is obligated to provide contracting services in support of Kumtor’s mining activities.

During the first quarter of 2021, net revenue received for gold and silver sales by Kumtor to Kyrgyzaltyn amounted to $175.6 million ($250.8 million in the first quarter of 2020). Contracting services and management fees payable to Kyrgyzaltyn totalled $0.4 million in the first quarter of 2021 ($0.3 million in the comparative quarter of 2020).

Contingencies

The following is a summary of contingencies with respect to matters affecting the Company and its subsidiaries. Readers are cautioned that the following is only a brief summary of such matters. For a more complete discussion of these matters, see the Company’s news releases and its most recently filed Annual Information Form and specifically the section therein entitled “Risks that can affect our business” available on SEDAR at www.sedar.com. The following summary also contains forward-looking statements and readers are referred to “Caution Regarding Forward-looking Information”.

Kyrgyz Republic

State Commission

In February 2021, a Kyrgyz Republic State Commission (the “State Commission”) was formed to review the effectiveness of the Kumtor Mine’s performance and to oversee the implementation of the recommendations of a previous Kyrgyz Parliamentary resolution which established a State Commission in July 2012. The Company and its wholly owned subsidiary, KGC, have received a significant number of detailed inquiries from the State Commission, as well as related inquiries from other state agencies and bodies, including Kyrgyzaltyn, and is continuing to respond to all such inquiries. The Company understands that the State Commission has completed its review and will issue a report shortly.

New and Proposed Legislation

External Management Legislation

As previously disclosed, the Company understands that a new law has been passed by the Kyrgyz Republic Parliament which would enable the Kyrgyz Republic Government to impose “external management” on companies in the Kyrgyz Republic operating under concession agreements. The sponsor of the law, Mr. Akylbek Japarov, publicly noted that the only project operating under a concession agreement in the Kyrgyz Republic is the Kumtor Mine.

Accordingly, the Company understands that this newly adopted law on external management would apply in circumstances where KGC violates certain Kyrgyz laws relating to safety and thereby creates an immediate threat to the life or health of people. In such circumstances, the law would (i) enable the Prime Minister of the Kyrgyz Republic to appoint an external manager to take control of all management activities of KGC, including its bank accounts, and (ii) prohibit the Company or KGC’s board of directors from directing the external managers (or else face criminal sanctions). Mr. A. Japarov, who proposed this new law, is also the Chairman of the Kyrgyz Republic State Commission referred to above.

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Draft Legislation Undermining 2009 Restated Project Agreements

The Company also understands that two draft laws relating to Kumtor have been posted for public discussion on the Kyrgyz Republic Parliament’s website. Such draft laws appear to amend the 2009 Kyrgyz Republic Law which ratified the Agreement of New Terms for the Kumtor Project, the 2009 Restated Project Agreements and special fiscal and tax regime established therein for the Kumtor Project. The precise impact of the draft laws is unclear since there remain gaps in the drafting of the proposal; however, the drafts have the potential to fundamentally alter the legal foundation under which the Kumtor Mine has operated since 2009. Furthermore, the Company is aware of a draft decree of the Kyrgyz Republic Government which appears to be seek ownership over the Kumtor’s Mine’s tailings facilities.

Citizens Claims for Waste Rock Dumping on Glaciers

In March 2021, four Kyrgyz Republic private citizens commenced a civil claim against KGC seeking a determination that KGC’s past practice of placing waste rock on glaciers was illegal. In early May 2021, the Claimants amended their claim to demand over $3 billion in environmental damages to be paid to the Kyrgyz Republic. The Company notes that one of the claimants is the son of the current Director of the Kyrgyz Republic State Agency for Environment Protection and Forestry (“SAEPF”). The hearing on the merits of this citizen claim was commenced in early May 2021 and a decision was rendered by the Kyrgyz court on May 7, 2021, with a demand that KGC pay approximately $3.1 billion to the Kyrgyz Republic state. KGC is reviewing the court decision and plans to appeal this decision, while reserving its right to international arbitration. The Company notes that the Strategic Agreement resolved all outstanding environmental disputes between the Kyrgyz Republic Government and KGC relating to the Kumtor Project, including “damages for harm allegedly caused to the environment by storing production tails on glaciers”.

Tax Claims

On March 18, 2021, Centerra disclosed certain tax claims received by its Kyrgyz Republic subsidiary KGC, from the Kyrgyz Republic State Tax Service (“STS”) for an aggregate of approximately $146 million (subsequently increased to approximately $352 million) and which cover a variety of tax years, as more fully described below. In some cases, these claims contradict previous decisions from the STS and the Kyrgyz courts and include significant penalties and / or sanctions that in some cases are more than half of the total amount claimed. The Company believes the claims are exaggerated and without merit and is challenging the claims in the Kyrgyz courts while reserving its rights to international arbitration.

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The claims commenced by STS against KGC cover a variety of bases and years, including tax years which STS re-audited. In some cases, there are no monetary amounts attributed yet to the claim, but management estimates that the aggregate amount that could be claimed by STS on the bases set out below and the years being audited/re-audited is approximately $352 million (which includes amounts disclosed in the March 18, 2021 news release). Unless otherwise stated below, these claims have been brought by the STS and are not yet subject to any court proceedings. Where court proceedings are occurring, KGC has reserved its rights to international arbitration. The bases for the tax claims include the following:

(i)	Dividend Claims: Claims covering a variety of years related to withholding taxes on dividends paid by KGC to its direct parent company, Centerra. Management estimates that these claims are for an aggregate of approximately $147 million which includes approximately $55 million for penalties and sanctions. KGC has challenged the decision of the STS in relation to their request for withholding taxes for the tax year 2016-2017 before the Kyrgyz administrative courts;

(ii)	Social Fund Claims: Claims covering a variety of years in relation to alleged underpayments to the Kyrgyz Republic Social Fund. Management estimates that the aggregate amounts under these claims could be $21 million, which includes approximately $10 million in penalties. KGC received a statement of claim in relation to amounts allegedly owing for the years 2016-2017 and is disputing the claim;

(iii)	Employee Income Tax Claims: Claims covering a variety of years related to payroll deductions not withheld by KGC on certain premiums paid primarily to national employees. Management estimates that the aggregate amounts are of these claims are approximately $36 million, which includes approximately $9.5 million in penalties. STS has applied to a Kyrgyz appeal court in respect to the years 2016 and 2017, and to specifically overturn a lower court's 2018 decision in favour of KGC which ruled that certain premiums payable to Kumtor employees were not subject to income tax withholdings. In a single hearing, the Kyrgyz appeal court reinstated the appeal period, quashed the lower court ruling in favour of KGC, and ruled on the merits against KGC on all issues. While KGC has appealed the decision to the Supreme Court, it is possible that the State Tax Service may demand payment in respect of these amounts which the Company expects to be approximately $17 million (included in the $36 million noted above); and

(iv)	Annual Amounts under the Restated Investment Agreement: The Kyrgyz Republic is also claiming that KGC has not fulfilled its obligations under the Restated Investment Agreement regarding paying an annual amount equal to 4% of Kumtor’s gross proceeds, beginning from 2010. The Company disputes this claim and has referred the regulatory authorities to the full provision in the 2009 Restated Investment Agreement which sets out the calculation and the credits which are available to KGC in determining whether any annual amount is payable. Management estimates that the aggregate amount of this claim is approximately $148 million.

Centerra notes that the 2009 Restated Project Agreements which govern the Kumtor Mine contain a specific tax and fiscal regime applicable to the Kumtor Mine. That tax and fiscal regime provides, among other things, that no taxes are payable by KGC on intercompany transactions with Centerra, including dividends. The 2009 Restated Project Agreements were confirmed by the Kyrgyz Republic Government in the Kumtor Strategic Agreement signed on September 11, 2017, which was completed and reaffirmed in August 2019.

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New Barskoon Claimants

In January 2021, the Kyrgyz Republic Supreme Court upheld a lower court ruling awarding damages and other costs to plaintiffs in the 1998 Barskoon truck accident case. An aggregate total of KGS 7,200,000 (or approximately $91,000) was awarded in damages. That decision is final and not subject to further appeal. KGC paid all plaintiffs the required amounts and the process was completed in early March 2021. Under a 1999 settlement agreement, the Kyrgyz Republic Government has agreed to indemnify KGC from any damages in connection with the Barskoon cyanide incident and, under the terms of the 2009 Restated Project Agreements, KGC may set off such amounts against future taxes payable to the Government.

On April 12, 2021, KGC received a new Statement of Claim initiated by 54 residents of Barskoon, Tosor, Kichi Zhargylchak and Chon Zhargylchak villages of Jety-Oguz District, seeking compensation in the amount of KGS 2 million (or approximately $24,000) for each plaintiff in relation to the Barskoon accident. KGC understands that the Kyrgyz court has returned the Statement of Claim and refused to accept the claim for further consideration.

New and Re-Opened Criminal Proceedings

The Company understands that the Kyrgyz Republic authorities have opened an investigation into KGC allegedly exporting antimony ores or concentrates from the Kyrgyz Republic, which the KGC denies. The Company also understands that such authorities have re-opened previously closed criminal investigations including those related to the Lysii waste dump incident in 2019 and the Petrov Lake incident in 2020. In this regard, KGC notes that the Kyrgyz commissions previously formed to review such incidents concluded that no crime had occurred in each case.

The Company believes that the actions of the Kyrgyz Republic authorities described above are a concerted effort to coerce Centerra to give up economic value or ownership of the Kumtor Mine or to falsely justify a nationalization of the Kumtor Mine. While the Company has benefited from a close and constructive dialogue with the Kyrgyz Republic authorities over many years and remains committed to trying to work with them to resolve any outstanding issues in accordance with the 2009 Restated Project Agreements applicable to the Kumtor Mine, it will not hesitate to use all legal avenues to protect its legal rights and interests and those of its shareholders and will pursue its claims in international arbitration proceedings.

In light of the above developments, the Company has formally notified the Kyrgyz Republic Government that, among other things, their actions or threatened actions, including new and proposed legislation, and the actions by the STS, violate or may violate terms of the 2009 Restated Investment Agreement and related project agreements applicable to the Kumtor Mine, and constitute “Disputes” under those agreements.

There can be no assurance that any of these matters can be resolved without a material impact on the Company. There remains the further risk that additional regulatory, tax, or civil claims will be commenced against the Company, and that additional legislation is introduced which may impact the Kumtor Mine’s operations. See “Caution Regarding Forward-Looking Information” and the section titled “Risks Factors” in our most recently completed Annual Information Form.

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Canada

Mount Milligan Mine

As previously disclosed, in the first quarter of 2020, the Company received a notice of civil claim from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim, over what the Company has accrued, is not material.

Other

The Company operates in multiple countries around the world and accordingly is subject to, and pays taxes under the various regimes in those jurisdictions in which it operates. These tax regimes are determined under general taxation and other laws of the respective jurisdiction. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company’s tax filings are subject to review and in connection with such reviews, disputes can arise with the taxing authorities over the Company’s interpretation of the country’s tax laws. The Company records provisions for future tax assessments considered to be probable. As at March 31, 2021, the Company did not have any material provision for claims or taxation assessments.

Accounting Estimates, Policies and Changes

Accounting Estimates

The preparation of the Company’s consolidated financial statements in accordance with IFRS required management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2021 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2020.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year are outlined in detail in note 4 of the December 31, 2020 financial statements.

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Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for the design of disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (“COSO”) revised 2013 Internal Control Framework for the design of its ICFR.  There was no material change to the Company’s internal controls over financial reporting that occurred during the first quarter of 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The evaluation of DC&P and ICFR was carried out under the supervision of and with the participation of management, including Centerra’s CEO and CFO.  Based on these evaluations, the CEO and the CFO concluded that the design of these DC&P and ICFR were effective throughout the first quarter of 2021.

Non-GAAP Measures

This document contains the following non-GAAP financial measures: all-in sustaining costs per ounce on a by-product basis, all-in sustaining costs per ounce on a by-product basis including revenue-based taxes, all-in sustaining costs per ounce on a co-product basis and all-in costs on a by-product basis per ounce. In addition, non-GAAP financial measures include adjusted net earnings, adjusted net earnings per common share (basic and diluted), average realized gold price, average realized copper price, adjusted cash provided by operations, free cash flow from operations and adjusted free cash flow from operations. These financial measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines, which can be found at http://www.gold.org.

Management believes that the use of these non-GAAP measures will assist analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance, our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis, and for planning and forecasting of future periods. However, the measures do have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or expenditures a company has to make to fully develop its properties. Accordingly, these non-GAAP measures should not be considered in isolation, or as a substitute for, analysis of our results as reported under GAAP.

Definitions

The following is a description of the non-GAAP measures used in this MD&A:

•	All-in sustaining costs on a by-product basis per ounce include adjusted operating costs, the cash component of capitalized stripping costs, corporate general and administrative expenses, accretion expenses, and sustaining capital, net of copper and silver credits. The measure incorporates costs related to sustaining production. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. All-in sustaining costs on a by-product basis per ounce excludes revenue-based taxes.
•	All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, are based on an allocation of production costs between copper and gold based on the conversion of copper production to ounces of gold equivalent. For the first quarter of 2021, 475 pounds of copper were equivalent to one ounce of gold. All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper excludes revenue-based taxes.
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•	All-in costs on a by-product basis per ounce include all-in sustaining costs on a by-product basis including revenue-based taxes, exploration and study costs, non-sustaining capital expenditures, care and maintenance and pre-development costs.
•	Non-sustaining capital expenditures are costs incurred at new operations and costs related to major projects at existing operations where these projects will materially benefit the operation.
•	Adjusted net earnings is calculated by adjusting net earnings (loss) as recorded in the consolidated statements of income (loss) and comprehensive income (loss) for items not associated with ongoing operations.
•	Adjusted cash provided by operations is calculated by adjusting cash provided by operations as recorded in the condensed consolidated interim statements of statements of cash flows for items not associated with ongoing operations.
•	Average realized gold price is calculated by dividing the different components of gold sales (including third party sales, mark to market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement(1)) by the number of ounces sold.
•	Average realized copper price is calculated by dividing the different components of copper sales (including third party sales, mark to market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement(1)) by the number of pounds sold.
•	Free cash flow is calculated as cash provided by operations less additions to property, plant and equipment.
•	Free cash flow from mine operations is calculated as cash provided by mine operations less additions to property, plant and equipment.
•	Adjusted free cash flow from operations is calculated as free cash flow adjusted for items not associated with ongoing operations.

(1)	Realized revenue for the gold and copper concentrate produced at the Mount Milligan mine reflects the actual price received from customers upon final settlement for both the contained gold and copper, less the difference between the cost of the purchased refined gold and copper warrants to satisfy the Company’s obligations under the Mount Milligan Streaming Arrangement and the amount the Company receives under that arrangement.

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Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce are non-GAAP measures and can be reconciled as follows:

	Three months ended March 31,
(Unaudited - $ millions, unless otherwise specified)	Consolidated		Kumtor		Mount Milligan		Öksüt
	2021	2020	2021	2020	2021	2020	2021

Production costs attributable to gold	101.3	87.7	48.4	53.4	36.8	34.3	16.1
Production costs attributable to copper	32.3	28.0	-	-	32.3	28.0	-
Total production costs excluding molybdenum segment, as reported	133.6	115.7	48.4	53.4	69.1	62.3	16.1
Adjust for:
Third party smelting, refining and transport costs	3.8	4.0	0.9	1.7	2.9	2.3	-
By-product and co-product credits	(67.3)	(36.6)	(2.1)	(1.9)	(65.2)	(34.7)	-
Community costs related to current operations	1.8	11.3	1.8	11.3	-	-	-
Adjusted production costs	71.9	94.4	49.0	64.5	6.8	29.9	16.1
Corporate general administrative and other costs	5.0	3.2	-	-	0.2	-	-
Reclamation and remediation - accretion (operating sites)	1.3	1.5	0.2	1.0	0.6	0.5	0.5
Capitalized stripping(1)	34.9	30.0	30.5	30.0	-	-	4.4
Sustaining capital expenditures(1)	20.1	13.7	7.7	8.4	11.3	5.3	1.1
Sustaining leases	1.2	1.0	-	-	1.1	1.0	0.1
All-in sustaining costs on a by-product basis	134.4	143.8	87.4	103.9	20.0	36.7	22.2
Revenue-based taxes	24.6	35.1	24.6	35.1	-	-	-
All-in sustaining costs on a by-product basis (including revenue-based taxes)	159.0	178.9	112.0	139.0	20.0	36.7	22.2
Exploration and study costs	9.3	7.8	5.8	4.7	0.9	0.5	0.3
Non-sustaining capital expenditures(1)(2)	22.2	13.4	21.6	0.7	0.1	-	0.3
Care and maintenance costs and pre-development costs	3.2	5.2	-	-	-	-	-
All-in costs on a by-product basis	193.7	205.3	139.4	144.4	21.0	37.2	22.8
Ounces sold (000's)	180.5	200.5	98.4	160.1	54.5	40.4	27.6
Pounds sold (millions)	22.8	20.4	-	-	22.8	20.4	-
Gold production costs ($ /oz)	561	437	492	334	675	848	583
All-in sustaining costs on a by-product basis ($ /oz)	745	718	888	648	367	911	804
All-in sustaining costs on a by-product basis, including revenue-based taxes ($ /oz)	881	893	1,138	868	367	911	804
All-in costs on a by-product basis ($ /oz)	1,073	1,024	1,417	902	386	923	827
Gold - All-in sustaining costs on a co-product basis ($ /oz)	876	676	888	648	802	948	804
Copper production costs ($ /pound)	1.42	1.37	n/a	n/a	1.42	1.37	n/a
Copper - All-in sustaining costs on a co-product basis ($ /pound)	1.68	1.52	n/a	n/a	1.68	1.52	n/a
(1)	Capital expenditures are presented on a cash basis.
(2)	Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures included costs related to the mine expansion at Kumtor and construction costs at the Öksüt mine.

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Adjusted net earnings can be reconciled as follows:

Adjusted net earnings is intended to provide investors with information about the Company’s continuing income generating capabilities. This measure adjusts for the earnings impact of items not associated with ongoing operations.

	Three months ended March 31,
($ millions, except as noted)	2021	2020

Net earnings	$167.4	$20.0

Adjust for items not associated with ongoing operations:
Gain on sale of Greenstone property	(72.3)	-
ARO revaluation at sites on care and maintenance	(10.9)	26.4

Adjusted net earnings	$84.2	$46.4

Net earnings per share - basic	$0.57	$0.07
Net earnings per share - diluted	$0.55	$0.06
Adjusted net earnings per share - basic	$0.28	$0.16
Adjusted net earnings per share - diluted	$0.28	$0.16

Free cash flow is calculated as follows:

	Three months ended March 31
($ millions, except as noted)	2021	2020

Cash provided by operations (1)	$153.1	$121.1

Adjust for:
Additions to property, plant and equipment (1)	(81.0)	(44.1)

Free cash flow	$72.1	$77.0

(1)	As presented in the Company’s Consolidated Statement of Cash Flows.

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Average realized sales price for gold

The average realized gold price per ounce is calculated by dividing gold sales revenue, together with the final pricing adjustments, impact of reduced metal prices resulting from the Mount Milligan Streaming Arrangement, the impact of gold hedges and mark-to-market adjustments by the ounces sold, as shown in the table below:

Average realized sales price for gold	Three months ended March 31,
	2021	2020

Gold sales reconciliation ($ millions)
Gold sales - Kumtor	173.6	248.9
Gold sales - Öksüt	49.9	-

Gold sales - Mount Milligan
Gold sales related to cash portion of Royal Gold stream	8.1	6.0
Mark-to-market adjustments on sales to Royal Gold	0.2	(0.1)
Final adjustments on sales to Royal Gold	1.2	(0.8)
Total gold sales under Royal Gold stream	9.5	5.1

Gold sales to third party customers	63.2	40.3
Mark-to-market adjustments	(1.0)	(0.6)
Final pricing adjustments	(3.0)	3.5
Final metal adjustments	1.9	0.8
Total gold sales to third party customers	61.1	44.0
Gold sales, net of adjustments	70.6	49.1
Refining and treatment costs	(0.3)	(0.2)
Total gold sales	70.3	48.9

Total gold revenue - Consolidated	293.8	297.8

Ounces of gold sold
Gold ounces sold - Kumtor	98,437	160,090
Gold ounces sold - Öksüt	27,584	-
Ounces sold to Royal Gold - Mount Milligan	19,010	14,027
Ounces sold to third party customers - Mount Milligan	35,488	26,326

Total ounces sold - Consolidated	180,519	200,443

Average realized sales price for gold on a per ounce basis
Average realized sales price - Kumtor	1,763	1,555
Average realized sales price - Öksüt	1,809	-

Average realized gold price - Royal Gold	435	435
Average realized gold price - Mark-to-market adjustments	11	(24)
Average realized gold price - Final pricing adjustments	62	(60)
Average realized gold price - Mount Milligan - Royal Gold	508	351

Average realized gold price - Third party	1,782	1,540
Average realized gold price - Mark-to-market adjustments	(28)	(22)
Average realized gold price - Final pricing adjustments	(86)	134
Average realized gold price - Final metal adjustments	53	29
Average realized gold price - Mount Milligan - Third party	1,721	1,681
Average realized gold price - Mount Milligan - Combined	1,291	1,213

Average realized sales price for gold - Consolidated	1,627	1,487

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Average realized sales price for Copper - Mount Milligan

The average realized copper price per pound is calculated by dividing copper sales revenue, together with the final pricing adjustments, impact of reduced metal prices resulting from the Mount Milligan Streaming Arrangement, the impact of copper hedges and mark-to-market adjustments by the pounds sold, as shown in the table below:

Average realized sales price for Copper - Mount Milligan	Three months ended March 31,
	2021	2020

Copper sales reconciliation ($ millions)
Copper sales related to cash portion of Royal Gold stream	2.5	1.4
Mark-to-market adjustments on Royal Gold stream	1.1	0.4
Final adjustments on sales to Royal Gold	(2.8)	0.3
Total copper sales under Royal Gold stream	0.8	2.1

Copper sales to third party customers	71.0	40.7
Mark-to-market adjustments	(13.6)	(4.8)
Final pricing adjustments	7.6	(1.0)
Final metal adjustments	(0.1)	(0.2)
Total copper sales to third party customers	64.9	34.7
Copper sales, net of adjustments	65.7	36.8
Refining and treatment costs	(3.8)	(3.8)
Copper sales	61.9	33.0

Pounds of copper sold (000's lbs)
Pounds sold to Royal Gold	4,271	3,839
Pounds sold to third party customers	18,511	16,585
Total pounds sold	22,783	20,423

Average realized sales price for copper on a per pound basis
Copper sales related to cash portion of Royal Gold stream	0.57	0.37
Mark-to-market adjustments on Royal Gold stream	0.25	0.11
Final pricing adjustments on Royal Gold stream	(0.65)	0.07
Average realized copper price - Royal Gold	0.19	0.55

Average realized copper price - Third party	3.84	2.45
Average realized copper price - Mark-to-market adjustments	(0.73)	(0.29)
Average realized copper price - Final pricing adjustments	0.41	(0.06)
Average realized copper price - Metal pricing adjustments	(0.01)	(0.01)
Average realized copper price - Third party	3.51	2.09

Average realized copper price - Combined	2.72	1.61

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Qualified Person & QA/QC – Non-Exploration (including Production information)

The production information and other scientific and technical information presented in this document, including the production estimates were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were prepared, reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of Slobodan (Bob) Jankovic, Professional Geoscientist, member of the Association of Professional Geoscientists of Ontario (APGO) and Centerra’s Senior Director, Technical Services, who is a qualified person for the purpose of NI 43-101. Unless otherwise noted below, sample preparation, analytical techniques, laboratories used and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs are used.

The Kumtor deposit is described in a NI 43-101 technical report dated February 24, 2021 (with an effective date of July 1, 2020) and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Kumtor deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used are described in the technical report.

The Mount Milligan deposit is described in a NI 43-101 technical report dated March 26, 2020 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs.

The Öksüt deposit is described in a NI 43-101 technical report dated September 3, 2015 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs.

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